United States
Securities and Exchange Commission
Washington, DC 20549

Form 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

OurPet's Company
(Exact name of Small Business Issuer in its charter)

Colorado	**34-1480558**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1300 East Street, Fairport Harbor, OH	**44077**
(Address of principal executive offices)	**(Zip code)**

Registrant's telephone number, including area code: (440) 354-6500

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Introductory Note

OurPet's Company, a Colorado Corporation (the ''Company'') is engaged in developing, manufacturing and marketing various proprietary products for the retail pet business. As used herein, the term Company includes each of the Company's subsidiaries, unless the context otherwise requires.

This Registration Statement on Form 10SB (this ''Report'') contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), including, without limitation, statements regarding the Company's cash needs and ability to fund its ongoing working capital requirements, the effects of the sale of the plastic blow molding business, and increases in the revenues from the sale of proprietary products to the retail pet business. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See ''Item 1. Description of Business—Risk Factors'' for a discussion of these risks. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

When used in this Report, statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words ''anticipates'', ''plans'', ''intends'', ''expects'' and similar expressions are intended to identify such forward-looking statements, which speak only as of the date of this Report. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. *Description of Business.*

The Company's management originally founded Napro, Inc. (''Napro''), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. In 1993 Napro acquired the assets of a small blow molding business and in 1996 placed the assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company (''Sanar''). Also in 1996, Napro formed another wholly owned Ohio subsidiary, Virtu Company (''Virtu'') to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. (''Manticus''), a Colorado corporation, obtained all of the outstanding shares of OurPet's/Napro in exchange for 8,000,000 shares of Manticus common stock. After the transaction, the former holders of OurPet's/Napro shares owned approximately 89% of Manticus' shares. Effective August 10, 1998 OurPet's/Napro was merged into Manticus and ceased to exist. Manticus was thereafter licensed in the State of Ohio as a foreign corporation, known as OurPet's Company (the ''Company''). Effective October 12, 1998, Manticus' Articles of Incorporation was amended in the State of Colorado to reflect its new name as OurPet's Company. After the merger, management of the former OurPet's/Napro assumed management of the surviving company.

Sanar manufactures custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Although sales, employment and production capacity increased significantly after its acquisition in 1993, Sanar's profitability did not follow primarily due to an excess of capacity in the custom blow molded industry. As a result, in 1999, the Company decided to sell the business of Sanar. Effective March 31, 2000 Sanar's assets were sold to an unrelated third party.

Virtu develops and markets products for improving the health, safety, comfort and enjoyment of pets. The products sold have increased from the initial ''Big Dog Feeder'' to approximately 50 products for dogs, cats, birds and other small animals. All are marketed under the OurPet's label. The manufacturing of these products is subcontracted to other entities, both domestic and foreign, based upon price and quality.

According to the American Pet Product Manufacturers Association (APPMA) 1999/2000 Pet Owners Survey, total pet market revenues in 1998 exceeded $30 billion; approximately $21 billion was in food related products, while $9 billion was in pet accessories. It is estimated that there are over 260 million pets in the USA, with the most popular being cats (approximately 68 million) and dogs (approximately 62 million). Wild bird watching has grown to approximately 66 million enthusiasts, with over 200 million wild bird feeders purchased annually. According to the same APPMA survey, pet industry sales are anticipated to continue growing at an annual rate of 15-20% for at least the next ten years.

The Company sells its products in these market segments:

mass retailers—Wal-Mart, Kmart
pet store chains—PetsMart, Petco
pet catalogues—Drs. Foster & Smith, New England
   Serum
general catalogues—Hammacher Schlemmer, Solutions
clubs—Costco, BJ's
grocery chains—Stop-N-Shop, Wegmans
pet food mfg—Friskies, Ralston Purina
pet distributors/pet dealers—Central Garden & Pet

The Company currently markets products such as dog and cat feeders, dog and cat toys, and wild bird feeders. The Company conducts its marketing and sales activities through 5 in-house officers and/or employees, 65 general merchandise independent sales agents, 15 specialty market independent sales agents and 2 catalog market independent sales agents. Independent sales agents are paid commissions, which range from 2% to 7% of net sales to customers.

The Company's marketing strategies include, among others, trade shows, customer visitation, telemarketing, direct mail, trade journal advertising, product sampling programs and customer support programs, such as advertising and promotional allowances.

While the Company had approximately 200 customers for the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820.

The Company has been granted four United States patents for dog and cat feeders and has eight United States patents pending for cat and dog toys, dog feeders and wild bird feeders. The Company registered its logo, ''OurPet's'', as a registered trademark. To protect its trade names it obtained five trademark registrations and applied for eight trademark registrations, which are still pending.

The patents issued and granted to the Company are:

Patent No.	Issue Date	Title
5,509,376	April 23, 1996	Animal Feeder Assembly
5,730,081	March 24, 1998	Animal Feeder Assembly
6,032,615	March 7, 2000	Amusement Device for Household Pets, such as Cats
393,107	March 31, 1998	Small Animal Feeder

Patent applications that are pending are:

Serial No.	File Date	Title
09/170,908	October 13, 1998	Amusement Device for Household Pets, Such as Cats, Having One or More Pet Toy Ball Feeders Therein
09/292,492	April 15, 1999	Pet Ball
09/158,714	September 22, 1998	Pet Toy Ball Feeder
09/479,001	January 7, 2000	Simulated Mouse Toy for Pets Having a Prerecorded Sound Chip
29/105,344	May 21, 1999	Stackable Pet Feeder
60/193,777	March 31, 2000	Filtered Water System for Pets
60/193,363	March 31, 2000	Cover for Pet Food and Water Bowls
60/193,875	March 31, 2000	Food and Treat Dispenser

Trademark registrations obtained by Company are:

Registration No.	Date Registered	Name
2,048,003	March 25, 1997	OurPet's
2,016,545	November 12, 1996	Flexo-Feeder
2,219,049	January 19, 1999	Push-N-Roll
2,220,580	January 26, 1999	Triple Track
2,221,776	February 2, 1999	Zig-N-Zag
2,226,341	February 23, 1999	Play-N-Treat

The following trademark registration applications are pending:

Serial Number	Dated Filed	Name
75/234,325	January 31, 1997	Wufer Ball
75/616,373	January 6, 1999	Deli-Dome
75/669,706	March 29, 1999	DeliDome
75/666,216	March 23, 1999	Play-N-Squeak
75/696,361	May 3, 1999	Store-N-Feed
75/769,802	August 6, 1999	Healthy Pet Diner
75/813,038	September 29, 1999	Molecuball
76/016,936	April 4, 2000	Trek-N-Treat

As of August 1, 2000, the Company had 10 full-time employees consisting of the 4 officers, 2 other employees in sales and marketing, 2 employees in finance and administration and 2 employees in warehousing and shipping. The Company does not have any employees in manufacturing since that operation is subcontracted to outside vendors. None of the Company's employees are subject to a collective bargaining agreement and the Company has not experienced any work stoppages, nor to the Company's knowledge, are any threatened.

The Company conducts its own research and development activities and also uses outside sources to perform specific projects such as engineering drawings and prototype models. Research and development costs are charged to expenses as incurred, and totaled $52,385 and $47,328 for the years ended December 31, 1999 and 1998, respectively.

Risk Factors

As described in the ''Introductory Note,'' certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future statements, including, among others, those risk factors described below.

Substantial Competition

The Company's products are subject to substantial competition from both domestic and foreign companies, many of whom manufacture their products in low cost areas such as Mexico and the Far East. Competition is based mainly on price, product familiarity, and product innovation.

Additional Financing

The Company will need significant additional financing for leasing or building warehouse space, working capital, research and development of new products, and molds and tooling to produce new products. There is no guarantee that such financial resources will be available on a timely basis or on affordable economic terms, the lack of which will negatively impact the Company's future performance.

Key Personnel

The Company is and will continue to be dependent on its key management personnel: Dr. Steven Tsengas, Chairman, President and Chief Executive Officer; Konstantine S. Tsengas, Vice President of Operations and Secretary; Glenn R. Godley, Executive Vice President of Marketing/Sales; and John G. Murchie, Treasurer and Controller. There can be no assurance that such individuals will be able to successfully implement the Company's strategies or that such individuals will remain with the Company. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. There can be no assurance that the Company will be successful in retaining its key management personnel or in attracting and retaining new employees.

Patent Protection

The Company's success will depend, in part, on its ability to maintain protection for its products under United States patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company has four U.S. patents issued and eight U.S. patent applications pending. There can be no assurance that any patent applications will result in issued patents, that any issued patents will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that any rights thereunder will afford competitive advantages to the Company. Furthermore, there can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products.

Business Conditions

As previously described, the pet industry has enjoyed significant economic growth due to demographic, social and general economic reasons. There is no guarantee that such positive business conditions will continue into the future. A general economic slowdown would most likely negatively impact the Company's sales.

New Business

The Company has had only six years experience in developing and marketing its products for improving the health, safety, comfort and enjoyment of pets. Based on its increasing sales, it appears that the Company's products are well received by the retailers and pet owners. Although the Company is carefully developing and marketing its products, there is no guarantee that future products will enjoy the same level of success.

Dilution

The Company currently has 10,544,687 shares of Common Stock outstanding which could be diluted by the following potential issuances of Common Stock. As of August 1, 2000, the Company had outstanding 100,000 shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share. Also as of August 1, 2000, the Company had outstanding 2,169,206 warrants to purchase an aggregate of 2,169,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share and options to purchase an aggregate of 632,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share. The Company has reserved an aggregate of 850,000 shares of Common Stock for issuance under the 1999 Stock Option Plan as of the date of this Report. In addition, the exercise of such warrants and options could have a material adverse effect on the market price of, and liquidity in the market for, shares of Common Stock. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

Securities Restrictions on Sales

The Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell securities to persons other than established customers and ''accredited investors'' (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the holders of the Company's securities to sell such securities in the secondary market.

SEC regulations define a ''penny stock'' to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Prior to any transaction involving a penny stock, unless exempt, SEC rules require delivery of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 2. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

During both the years ended December 31, 1999 (''Fiscal 1999'') and 1998 (''Fiscal 1998'') the Company raised cash by selling its shares of stock through private placements. From April through October of 1998, the Company sold through a private placement 1,226,298 shares of no par value Common Stock at an offering price of $.75 per share, and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants. From the net cash proceeds of $646,219, the Company purchased equipment, repaid long-term debt and increased its working capital. Prior to the Company's private placement in 1998, Napro sold 364,310 shares of its no par value Common Stock for which it accepted $90,618 in cash and cancellation of debt and accrued expenses in the amount of $65,382 as consideration for the sale. The cash proceeds of $90,618 were used for working capital purposes.

From July through November 1999, the Company sold through a private placement 100,000 shares of no par value non-voting Convertible Preferred Stock at an offering price of $10.00 per share. Each share of the Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the Preferred Stock. From the net cash proceeds of $878,150, the Company purchased equipment including molds and tooling, repaid long-term debt and increased its working capital.

Net revenue from continuing operations for Fiscal 1999 was approximately $3,063,000 consisting of sales of proprietary products for the retail pet business as compared to net revenue from continuing operations for Fiscal 1998 of approximately $2,777,000 for sales of the same proprietary products. This increase of $286,000 resulted from new and improved products being marketed in Fiscal 1999.

Cost of goods sold was approximately $2,425,000 for Fiscal 1999 compared to approximately $2,131,000 for the prior fiscal year, representing an increase of approximately $294,000 or 13.8%, while net revenues only increased by approximately $286,000 or 10.3%. As a result of the cost of goods sold increasing more than net revenues, the Company's gross margin decreased by $8,000 for a profit of $638,000 for Fiscal 1999, as compared to a profit of $646,000 for Fiscal 1998. The increase in revenues was offset by the higher costs incurred in starting production of new products, such as the lower gross margins realized when introducing new products, increased depreciation costs from the molds and tooling acquired to make the new products, and increased rent for additional warehouse space.

Selling, general and administrative expenses increased by approximately $246,000 to approximately $979,000 for Fiscal 1999, as compared to approximately $733,000 for Fiscal 1998. The increases were primarily due to the following:

- Accountant fees in the amount of $69,000 due to audits of the Company's Fiscal 1998 and 1999 financial statements.

- Sales commissions of $25,000 due to increased sales and a higher commission rate for new products.

- Sales consulting fees of $59,000—primarily for the fair value of Common Stock paid to consultants of approximately $51,000.

- Legal fees of $20,000 due to its Preferred Stock offering and its litigation initiated against a competitor.

- Salaries and wages of $54,000 due to an increase in sales and marketing staff.

Interest and other income decreased by approximately $15,000 to approximately $42,000 for Fiscal 1999, as compared to $57,000 for Fiscal 1998. This was the result of a decrease in other income associated with certain sub-contracted manufacturing operations for one of the Company's dog toy products in Fiscal 1999.

Interest expense increased by approximately $31,000 to approximately $75,000 for Fiscal 1999 from approximately $44,000 for Fiscal 1998. The increase was primarily the result of an increased level of borrowing under the bank line of credit and the issuance of notes payable to shareholders in Fiscal 1999 due to higher levels of accounts receivable and inventories in 1999 as compared to 1998.

Losses from operations of the discontinued subsidiary, Sanar, increased by $278,000 to approximately $359,000 in Fiscal 1999 from $81,000 in Fiscal 1998. The higher losses were due to net revenue from outside customers decreasing by approximately $351,000 and cost of goods sold increasing by approximately $23,000 as a result of higher labor costs. These losses were somewhat offset by a reduction in selling, general and administrative expenses of approximately $106,000, primarily due to reductions in salaries of $42,000 and non-operating expenses of $43,000.

The Company recorded an extraordinary item for the gain on extinguishment of debt of $391,000 in Fiscal 1999. To facilitate the divestment of Sanar, $233,000 in debt and accrued interest owed by Sanar to an officer and a stockholder was canceled. Furthermore, $158,000 in accrued rentals owed by Sanar to a related party were also canceled. The Company issued 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to the officer, stockholder, related party, and their designees.

The Company has funded its operations principally from bank and Small Business Administration (''SBA'') debt and the proceeds from equity financing. As of December 31, 1999, the Company had approximately $1,469,000 in principal amount of indebtedness (excluding $45,000 borrowed under capital lease obligations), consisting of: (i) approximately $524,000 aggregate principal balances under line of credit agreements with a bank, which bear interest at the prime rate plus 2%; (ii) approximately $411,000 outstanding principal amount under the term loan with a bank, which bears interest at the prime rate plus 2.25% and is payable in monthly installments of $8,750 plus interest through October 1, 2001 and a final installment of $218,750 on November 1, 2001; (iii) approximately $234,000 outstanding principal amount under the term loans with the SBA (''SBA Loans''), which bear interest at 5.244% and 6.999% and are payable in monthly installments of $5,300 including interest; and (iv) approximately $300,000 outstanding principal amount under notes payable to a director, which bear interest at 10% and are due in the amount of $100,000 on August 1, 2000 and $200,000 on August 31, 2001 plus accrued interest. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain the customary covenants and default provisions. As part of the sale of Sanar's assets, approximately $279,000 of the indebtedness referred to in subsection (i) above and all of the indebtedness referenced in subsection (ii) above will be extinguished by the purchaser who is in the process of refinancing the loan as part of its purchase of Sanar's assets. Furthermore, the purchaser assumed the SBA Loans, referenced in subsection (iii), as part of its purchase of Sanar's assets. In addition, the note payable to a director in the principal amount of $100,000 was converted into 100,000 shares of Common Stock in March 2000.

The Company's capital lease payments were approximately $16,000 for Fiscal 1999 and are estimated to be approximately $15,000 for the fiscal year ending December 31, 2000, under current commitments. The company has no other material commitments for capital expenditures.

Net cash used in operating activities for Fiscal 1999 was $384,549. Of this amount cash was used for the net change of $435,947 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable ($122,002) and inventories ($288,505), and a decrease in accrued expenses ($127,032), which was partially offset by an increase in accounts payable ($108,480). Cash was provided by net income for the year of $51,398, net of non-cash charges for depreciation, amortization, Common Stock issued for services rendered to the Company, and the extraordinary item.

Net cash used in investing activities for Fiscal 1999 was $483,149 for the acquisition of property and equipment. Net cash provided by financing activities for the year was $872,593. Of this amount, $878,150 was received from the cash sales of Preferred Stock and $385,151 was received from the issuance of notes payable. This cash provided was offset by $375,949 in payments and cancellation of debt, and $14,759 in payment on capital lease obligations.

Item 3. *Description of Property.*

The Company leases a 28,000 square foot production, warehouse and office facility in Fairport Harbor, Ohio from a related entity, Senk Properties. Senk Properties is a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas and Evangelia S. Tsengas. The current monthly rental is $10,940 plus real estate taxes with annual increases of approximately 3%. The initial lease term was five years ending on May 31, 1998, which has been extended for five additional five year terms for a total possible term of twenty five years. The Company is currently subleasing the 26,000 square feet of production and warehouse space for a monthly rental of $9,825 on a month-to-month basis.

The Company also leases a 22,000 square foot warehouse facility in Painesville Township, Ohio under a one year lease which expires on August 31, 2000. The monthly rental is $8,243. The Company plans to consolidate operations in its Fairport Harbor, Ohio location upon the expiration of the Painesville Township, Ohio lease. The Company believes that this facility will provide adequate warehouse and office space to meet the needs of the Company for the immediate future. Any longer-range future growth can be accommodated by expanding that facility or leasing nearby space.

In the opinion of the Company's management, all of the properties described here are adequately covered by insurance and such coverage is in accordance with the requirements contained in the Company's various debt agreements.

Item 4. *Security Ownership of Certain Beneficial Owners and Management.*

The following table sets forth, as of August 1, 2000, certain information as to the stock ownership and voting power of all persons (or group of persons) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, each director of the Company, each of the executive officers and all directors and executive officers as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Voting Power(3)
Joseph T. Aveni(4)	416,668	3.6
Greg W. Johnson(5)	110,000	*
Dr. James W. McCourt(6)	1,039,245	8.9
Dr. Steven Tsengas(7)	3,503,261	29.4
Glenn R. Godley(8)	—	—
John G. Murchie(9)	—	—
Konstantine S. Tsengas(10)	1,049,403	9.1
All directors and officers as a Group (7 persons)(11)	6,118,577	49.7
Evangelia S. Tsengas(12)	887,292	7.6
7768 Litchfield Drive		
Mentor, OH 44060		
Nicholas S. Tsengas(13)	1,049,403	9.1
7007 Southmeadow Drive		
Concord Twp, OH 44077		

* Less than one percent

(1) Unless otherwise indicated and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder. Unless otherwise indicated, the address of each stockholder is c/o OurPet's Company, 1300 East Street, Fairport Harbor, OH 44077.

(2) The number of shares beneficially owned by each person named in the table includes shares held by each individual of (i) the Company's Common Stock; (ii) the Company's Preferred Stock, as if converted into Common Stock; and (iii) Common Stock subject to warrants that are presently exercisable or exercisable within 60 days of August 1, 2000. No shares that are subject to the 1999 Stock Option Plan are included since none are exercisable or exercisable within 60 days of August 1, 2000.

(3) Applicable percentage of voting power is based on the 11,544,687 shares of Common Stock outstanding as of August 1, 2000. That number is comprised of 10,544,687 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of 100,000 outstanding shares of Preferred Stock. Shares of Common Stock subject to warrants and options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such warrants and options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4) Includes 233,334 shares of Common Stock held and currently exercisable warrants to purchase 183,334 shares of Common Stock.

(5) Includes 70,000 shares of Common Stock issuable upon conversion of 7,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 40,000 shares of Common Stock.

(6) Includes securities issued to Dr. McCourt, and to Beachcraft Limited Partnership, in which Dr. McCourt serves as Trustee for its general partner, and to DKKS, LP in which Dr. McCourt is the general partner. Securities issued directly to Dr. McCourt include 448,180 shares of Common Stock; Beachcraft Limited Partnership holds 152,303 shares of Common Stock and currently exercisable warrants to purchase 606 shares of Common Stock; and DKKS, LP holds 119,078 shares of Common

Stock, 200,000 shares of Common Stock issuable upon conversion of 20,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 119,078 shares of Common Stock.

(7) Includes 3,129,721 shares of Common Stock held and currently exercisable warrants to purchase 269,540 shares of Common Stock issued to Dr. Tsengas and also currently exercisable warrants to purchase 104,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas is based upon his ownership percentage of 52%. Excludes option to purchase 200,000 shares of Common Stock which is not exercisable within 60 days.

(8) Excludes option to purchase 100,000 shares of Common Stock which is not exercisable within 60 days.

(9) Excludes option to purchase 50,000 shares of Common stock, which is not exercisable within 60 days.

(10) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Excludes option to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days. Mr. Tsengas is the son of Dr. Tsengas.

(11) Includes 5,091,019 shares of Common Stock held, 270,000 shares of Common Stock issuable upon conversion of 27,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 757,558 shares of Common Stock. Excludes options to purchase 500,000 shares of Common Stock, which are not exercisable within 60 days.

(12) Includes 728,292 shares of Common Stock held and currently exercisable warrants to purchase 135,000 shares of Common Stock issued to Mrs. Tsengas and also currently exercisable warrants to purchase 24,000 shares of Common stock issued to Senk Properties in which Mrs. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mrs. Tsengas is based upon her ownership percentage of 12%. Mrs. Tsengas is the wife of Dr. Tsengas.

(13) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Mr. Tsengas in the son of Dr. Tsengas.

Item 5. *Directors, Executive Officers, Promoters and Control Persons.*

The members of the Board of Directors of the Company are Joseph T. Aveni, Greg W. Johnson, Dr. James W. McCourt, and Dr. Steven Tsengas.

The Executive Officers of the Company are:

Dr. Steven Tsengas	Chairman, President and Chief Executive Officer
Konstantine S. Tsengas	Vice President of Operations and Secretary
Glenn R. Godley	Executive Vice President of Marketing/Sales
John G. Murchie	Treasurer and Controller

The name, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of the Company are set forth below. All such individuals are citizens of the United States unless otherwise indicated.

Name, Age and Business Address	Position(s) with the Company; Principal occupation or Employment; Five(5) Year Employment History
Joseph T. Aveni(65) . . . . 6000 Rockside Woods Blvd. Suite 220 Cleveland, OH 44131-2350	Mr. Aveni was elected to the Company's Board of Directors in November 1998. Mr. Aveni is currently the Chief Executive Officer of Realty One and serves on the Board of Directors of the Cleaveland Ballet and the Greater Cleveland Growth Association.
Greg W. Johnson(47) . . . . 2241 Park Place Suite E Minden, NV 89423-8602	Mr. Johnson was elected to the Company's Board of Directors in December 1999. Mr. Johnson is the founder and currently the Chief Technology Officer of Homeseekers.com. Mr. Johnson previously served as Chairman of the Board from 1996 through 1999 and as President and Chief Executive Officer from 1988 to 1996 of Homeseekers.com.
Dr. James W. McCourt(59) . . . . PO Box 280 Cooksville, TX 75558	Dr. McCourt was elected to the Company's Board of Directors in December 1999. Dr. McCourt recently retired from his dentistry practice in Harlingen, Texas.
Dr. Steven Tsengas(63) . . . . 1300 East Street Fairport Harbor, OH 44077	Dr. Tsengas has served on the Company's Board of Directors since the merger in 1998 and also was a director of Napro since it was incorporated in 1985. Dr. Tsengas has also been Chairman, President and Chief Executive Officer of the Company for the same period of time. Dr. Tsengas received his BS in Industrial Engineering from the State of New York University at Buffalo, his MS in Business from the University of Rochester, W. Simon Graduate School of Management, and his Ph.D. degree in Natural Health from Clayton College of Natural Health.
Konstantine S. Tsengas(36) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Tsengas has been Vice President of Operations and Secretary of the Company since the merger in 1998 and served in the same capacities with Napro since 1995. Mr. Tsengas received his BS in Industrial Engineering from the University of Toledo and has completed graduate level courses in marketing and organizational behavior at Cleveland State University.
Glenn R. Godley(36) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Godley has been Executive Vice President of Marketing/Sales of the Company since May of 1999. From 1991 to 1999 Mr. Godley was Regional Manager of Sales and Marketing for Catalina Industries. Mr. Godley received his BS in Business Administration and Marketing from Cleveland State University.
John G. Murchie(62) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Murchie has been Treasurer and Controller of the Company since January of 2000. From 1995 through 1999, Mr. Murchie served as Acting Chief Financial Officer, Controller and Chief Administrative Officer of Conversion Technologies International, Inc. and one of its subsidiaries. Mr. Murchie received his BS in Business Administration from Miami University of Ohio.

All directors of the Company are elected by the stockholders, or in the case of a vacancy, by the directors then in office, to hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified or until their earlier resignation or removal.

Board Committee

The Board of Directors has established a Compensation Committee, which makes recommendations to the Board with respect to general compensation and benefit levels for employees, determines the compensation and benefits for the Company's executive officers and administers the Company's stock option plan. The current members of this Committee are Joseph T. Aveni, Dr. James W. McCourt and Dr. Steven Tsengas.

Limitation of Liability and Indemnification Matters

The Company's Certificate of Incorporation contains provisions to indemnify its directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law, and also includes provisions to eliminate the personal liability of the directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith and (iii) those instances where such person received an improper personal benefit as a result of such breach.

Item 6. *Executive Compensation.*

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company for the years ended December 31, 1999, 1998 and 1997 to its Executive Officers.

| | | | | | **Long Term Compensation** | | |
| | | **Annual Compensation** | | | **Awards** | **Payouts** | |
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Underlying Options/ SARS(#)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Dr. Steven Tsengas	1999	74,375	—	—	200,000(3)	—	—
Chairman, President	1998	75,000	—	—	—	—	—
& Chief Executive Officer	1997	75,000	—	—	—	—	—
Konstantine S. Tsengas	1999	59,500	—	—	150,000(3)	—	—
Vice President of	1998	60,000	—	—	—	—	—
Operations & Secretary	1997	50,000	—	—	—	—	—
Glenn R. Godley(1)	1999	32,506	—	—	100,000(3)	—	—
Exec. Vice President of	1998	—	—	—	—	—	—
Marketing/Sales	1997	—	—	—	—	—	—
John G. Murchie(2)	1999	—	—	—	—	—	—
Treasurer and Controller	1998	—	—	—	—	—	—
	1997	—	—	—	—	—	—

(1) Mr. Godley became an executive officer of the Company in May of 1999.

(2) Mr. Murchie became an executive officer of the Company in January of 2000.

(3) Represents options granted in December 1999 pursuant to the Company's 1999 Stock Option Plan which vest one-third on each of the second, third and fourth anniversaries of the date of grant, expire on the fifth anniversary of the date of grant and have an exercise price of $0.825 per share for Dr. Tsengas and $0.75 per share for Mr. Tsengas and Mr. Godley.

Option Plan

The Company maintains the 1999 Stock Option Plan (the ''Plan'') for its officers and key employees under which options may be granted at the discretion of the Board of Directors. The Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan.

Under the Plan, options to purchase an aggregate of 632,000 shares are outstanding as of June 1, 2000. These options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant. The Company grants options for the Plan at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant.

The following table sets forth the number of individual stock option grants made to each Executive Officer during 1999.

Name	Number of Securities Underlying Options/SARs Granted(#)	Percent of Total Options/SARs Granted to Employees in 1999(1)	Exercise or Base Price ($/sh)	Expiration Date
Dr. Steven Tsengas	200,000	33.3%	$0.825	12/04/04
Konstantine S. Tsengas	150,000	25.0%	$ 0.75	12/04/04
Glenn R. Godley	100,000	16.7%	$ 0.75	12/04/04
John G. Murchie	—	—	—	—

(1) The Company granted options to purchase an aggregate of 600,000 shares of Common Stock during 1999, all of which were granted on December 4, 1999.

The following table sets forth information (on an aggregate basis) concerning exercises of stock options during 1999 by each of the Executive Officers and the final year-end value of unexercised options.

Name	Shares Acquired or Exercise(#)	Value Realized ($)	Number of Securities Underlying unexercised Options/SARs at Year-End(#) Exercisable	Unexerciseable	Value of Unexercised ''In-the-Money'' Options/SARs at Year-End($)(1) Exercisable	Unexerciseable
Dr. Steven Tsengas	—	—	—	200,000	—	$35,000
Konstantine S. Tsengas	—	—	—	150,000	—	$37,500
Glenn R. Godley	—	—	—	100,000	—	$25,000
John G. Murchie	—	—	—	—	—	—

(1) Calculated based upon the difference between the exercise price and the estimated fair market value of $1.00 a share on December 31, 1999.

Compensation of Directors

In 1999, directors who were full-time employees of the Company received no cash compensation for services rendered as members of the Board of Directors or a committee thereof. Directors who were not full-time employees of the Company received reimbursement for out-of-pocket expenses for attendance at Board of Director meetings. Non-Employee directors received no other compensation for their services as directors.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect with the Executive Officers of the Company, including any compensatory plans or arrangements resulting from the resignation, retirement or other terminations of the Executive Officers.

Item 7.   *Certain Relationships and Related Transactions.*

In September 1996, Napro entered into a sales commission agreement with Anthony O'Rourke, owner of Macke International Trade, Inc., and a former member of the Board of Directors. The agreement provides for the payment of a 4% commission on net sales to a certain customer for which commission of $34,244 and $29,200 were earned in 1998 and 1999. O'Rourke, through Macke International Trade, Inc., also provided sales consulting services for which $7,900 and $1,000 was expensed in 1998 and 1999, respectively. The Company issued 67,224 shares of Common Stock to Mr. O'Rourke in 1999 as payment for sales consulting services. Such shares were valued at $50,418.

The Company leases production, warehouse and office facilities from a related entity, Senk Properties, a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas and Nicholas S. Tsengas. At December 31, 1999, the current monthly rental was $10,940 plus real estate taxes with annual increases each May in the base rental of approximately 3%. The initial lease term was for five years ending on May 31, 1998. It has been extended for five additional five year terms for a total possible term of twenty five years. Lease expense before the cancellation of accrued rent described in the Extraordinary Item Note to Consolidated Financial Statements was $138,795 and $134,464 for Fiscal 1999 and 1998. As of July 31, 2000, the Company is current in its monthly rental payments.

In February 1998, Dr. Steven Tsengas converted $50,000 in debt and $2,800 in accrued interest into 123,249 shares of Common Stock.

In March 1998, the Company borrowed $100,000 from DKKS, LP, a firm for which Dr. James W. McCourt (who became a member of the Board of Directors in December 1999) is the general partner and $50,000 from Dr. Steven Tsengas. Both loans were for equipment purchases. In connection with these loans, the Company issued 100,000 warrants for the purchase of Common Stock at $0.75 a share to DKKS, LP and warrants to purchase 50,000 shares at the same price to Dr. Tsengas. These warrants expire on October 31, 2000.

In connection with the 1998 Private Placement of Common Stock and warrants for the purchase of Common Stock which expire on October 31, 2000 (i) DKKS, LP converted $87,500 in debt and $1,809 in accrued interest into 119,078 shares of Common Stock, 119,078 warrants exercisable at $1.50 a share, and 50,000 warrants exercisable at $0.75 a share; (ii) Dr. Tsengas converted $43,750 in debt and $905 in accrued interest into 59,540 shares of Common Stock, 59,540 warrants exercisable at $1.50 a share and 25,000 warrants exercisable at $0.75 a share; and (iii) Joseph T. Aveni, a director, purchased for $100,000 in cash 133,334 shares of Common Stock and 133,334 warrants exercisable at $1.50 a share.

On February 1, 1999 and September 1, 1999, the Company borrowed $100,000 and $200,000 for working capital purposes from Mr. Aveni. The initial Note for $100,000 was converted into 100,000 shares of Common Stock in March, 2000. The second note is due on August 31, 2001 and has an annual interest rate of 10%. In addition, Mr. Aveni received 50,000 warrants for the purchase of Common Stock at $0.75 per share which expire on July 31, 2001 and 100,000 warrants for the purchase of Common Stock at $1.00 per share which expire on August 31, 2001.

In connection with the 1999 Private Placement of Preferred Stock, DKKS, LP purchased 20,000 shares for $200,000 in cash and Greg W. Johnson purchased 7,000 shares for $70,000 in cash.

In December 1999, the Company issued an aggregate total of 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas, Nicholas S. Tsengas and the grandchildren of Dr. Tsengas.

On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan (the "Plan") subject to shareholder approval, which approval was obtained on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to officers and key employees would be exchanged for options under the Plan in an equal amount and identical exercise price. Dr. Tsengas, Mr. Tsengas and Mr. Godley were granted options to purchase 200,000, 150,000 and 100,000 shares, respectively, of Common Stock at an exercise price of $0.825 for Dr. Tsengas and $0.75 for Messrs. Tsengas and Godley. One-third of such options vest on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

In January 2000, the company issued 40,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 31, 2001, to Greg W. Johnson, a director of the Company, for consulting services to be provided by Johnson to the Company.

Item 8. *Description of Securities.*

The following statements constitute a brief summary of the Company's Certificate of Incorporation, as amended. Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Incorporation.

The Company is authorized to issue 50,000,000 shares of Common Stock, with no par value. As of the date hereof, there are 10,544,687 shares of Common Stock outstanding, excluding shares reserved for issuance upon the conversion of 100,000 shares of Preferred Stock into 1,000,000 shares of Common Stock and the exercise of 2,169,206 warrants and 632,000 issued and outstanding Common Stock options.

The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, including the election of directors. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the directors of the Company. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment to the holders of the Company's Preferred Stock.

The Company is also authorized to issue 5,000,000 shares of non-voting Convertible Preferred Stock, with no par value. As of the date hereof, there are 100,000 shares of such Preferred Stock outstanding and each share is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10.00 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred Stock are entitled to a 10% stock dividend paid annually in common shares beginning in November 2000. Under certain conditions in the agreement with the Company's bank lender described in the next paragraph, each preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend.

Each share of Common Stock has an equal right to receive dividends when and if the Board of Directors decides to declare a dividend after the payment of any accrued dividends on Preferred Stock. Under its agreement with its bank lender, if the Company generates adequate ''cash flow'' (net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles), it may pay up to 100% of its cash flow in cash dividends on its capital stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future on its Common Stock. The holders of the Common Stock are not entitled to preemptive rights.

There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PART II

Item 1. ***Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.***

The Company intends to apply for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets.

From April through October of 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants.

From July through November of 1999, the Company sold through a Private Placement 100,000 shares no par value non-voting Preferred Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. Each share of Preferred Stock is entitled to a 10% stock dividend paid annually in common shares (one share of Common Stock for each share of Preferred Stock) beginning in November 2000. Under its agreement with the bank lender, if the Company generates adequate ''cash flow,'' it may pay up to 100% of its cash flow in cash dividends if a Preferred Stock shareholder elects to receive cash rather than Common Stock. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock.

As of August 1, 2000, the Company had outstanding: (i) 100,000 shares of Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share; (ii) 2,169,206 warrants to purchase an aggregate of 2,169,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share; and (iii) options to purchase an aggregate of 632,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share.

As of August 1, 2000, the number of holders of the Company's Common Stock is 193.

The Company has never paid any cash dividends nor does it intend, in the foreseeable future, to make any cash distributions to its Common Stockholders as dividends.

Item 2. ***Legal Proceedings.***

On November 19, 1999, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Petzone Products, Inc., a direct competitor of the Company, and Shirish Patel, a principal/shareholder of Petzone Products, Inc. The Company has alleged that the Defendants converted certain trade secrets and committed fraud, for which they owe the Company damages in excess of One Million Dollars ($1,000,000.00) in compensatory and punitive remuneration. In answering the Company's complaint, the Defendants also counter-claimed against the Company alleging that one of the Company's products unfairly and deceptively competes with a product sold by Petzone Products, Inc. Petzone asks for statutory damages, injunctive relief and for its costs of suit. The Company answered Petzone's counterclaim denying all the material allegations thereof. Discovery is set to be completed by the end of June, with trial expected in October of 2000.

On or around May 3, 2000, litigation was commenced against the Company by Sinitron, a supplier of certain Company mold designs, in the Franklin County Municipal Court, Court of Small Claims Division. Sinitron has asked, through two separate lawsuits, for relief in the sum of $3,424.18 plus interest for services rendered to modify two Company molds. The Company has settled these lawsuits, and will attempt to recoup the settlement payments in a separate lawsuit against the supplier and others for negligence, fraud, and assorted other tortious and contractual claims.

On May 17, 2000, litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Southern Polymer, Inc. Numerous co-defendants exist as well, including the purchaser of the business of a discontinued Company subsidiary, Sanar. The supplier seeks payment of unpaid invoices in the amount of $79,339.60 plus interest. The Company's position is that the purchaser of Sanar's assets has, by agreement, contractually assumed this liability and is bound to indemnify and defend the Company against this lawsuit. The purchaser is currently attempting to settle this matter in a way that would also dispose of the claims against the Company.

On June 20, 2000 litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Goldmark Plastics, Intl. Numerous co-defendants exist as well, including the purchaser of the business of the discontinued company subsidiary, Sanar. The supplier seeks payment of unpaid invoices in the amount of $117,189.41 plus interest and costs. The Company's position is that the purchaser of Sanar's assets has, by agreement, contractually assumed this liability and is bound to indemnify the Company against this lawsuit. Given the recent commencement of this action, it is not yet known how matters will proceed.

On July 19, 2000, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Sinitron Corporation (a supplier of certain Company mold designs), Jack Lemkin, owner and operator of Sinitron Corporation, and a manufacturer, Bennett Plastics, Inc. The Company has alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty of fitness for a particular purpose. The Company did not specify damages in its Complaint, but estimates compensatory and consequential damages to exceed Five Hundred Thousand Dollars ($500,000.00). The Defendants have yet to file their respective Answers. As this action has been recently commenced, it is not yet known how matters will proceed.

In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigation. The Company is not a party to any litigation or governmental proceeding which its management or legal representatives believe could result in any judgments or fines against it that would have a material adverse effect or impact in the Company's financial position, liquidity or results of operation.

Item 3. *Changes in and Disagreements with Accountants.*

During the company's two most recent calendar years or any later interim period, there have been no changes in, or disagreements with, the Company's principal independent accountant or a significant subsidiary's independent accountant.

Item 4. *Recent Sales of Unregistered Securities.*

During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended (the ''Securities Act'').

From March 1997 through February 1998, Napro privately placed 1,529,577 shares of no par value common stock for which it accepted as consideration for the sales $498,619 in cash and cancellation of debt and accrued expenses in the amount of $156,581. Of the debt and accrued expenses converted, $120,000 was from Dr. Steven Tsengas for debt and accrued interest owed to him. The common stock was sold in reliance upon exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: Napro did not conduct any general advertisement or solicitation; each purchaser was provided with a Confidential Memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution.

In 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock, at an offering price of $.75 per share, and issued warrants, which expire on October 31, 2000, to purchase 1,226,298 shares of Common Stock. The exercise price of the warrants is $1.50 per share. The Company accepted $754,502 in cash, and cancellation of debt and accrued interest in the amount of $165,221, as consideration for the sale of the Common Stock and warrants. Travis Morgan Securities, Inc. (''Travis Morgan''), a registered NASD broker dealer based in California, served as the Company's Agent for the Common Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on October 31, 2000, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share. The Common Stock and warrants were sold in reliance on exemptions from registration provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

In 1999, the Company sold through a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock, at an offering price of $10.00 per share. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock. Travis Morgan again served as the Company's Agent for the Preferred Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share. The Preferred Stock was sold in reliance upon exemptions from registration provided by Rule 504 of Regulations D and Section 4.2 of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

To assist the Company in strategic business and marketing planning during 1999, the Company entered into consulting services agreements under which the consultants received in June 1999, 68,224 shares of Common Stock valued at $51,169. Included in the shares issued were 67,224 to Anthony O'Rourke, a former director.

Item 5. *Indemnification of Directors, Officers, and Others.*

The Company's Certificate of Incorporation provides that the Board of Directors shall have the power to:

A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in the best interests of the Company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the

Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person if fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

C. Indemnify a director, officer, employee or agent of the Company to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B above or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

D. Authorize indemnification under Subparagraph A or B above (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D above upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized above.

The Company's Bylaws contains the following Indemnification provision:

Article VII.

Indemnification

No Officer or Directors shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any item hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

As of August 1, 2000 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

The following financial statements are provided below:

- Unaudited consolidated financial statements for quarter ended March 31, 2000 and (audited) year ended December 31, 1999.

- Audited consolidated financial statements for the years ended December 31, 1999 and December 31, 1998.

OURPET'S COMPANY AND SUBSIDIARIES

FAIRPORT HARBOR, OHIO

FINANCIAL STATEMENTS
MARCH 31, 2000

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2000	December 31, 1999
	(Unaudited)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 117,679	$ 108,324
Accounts receivable—trade, less allowance for doubtful accounts of $ 33,168 and $ 30,768	809,302	771,885
Inventories	1,238,586	1,019,616
Prepaid expenses	92,420	34,848
Total current assets	2,257,987	1,934,673
PROPERTY AND EQUIPMENT		
Machinery and equipment	—	1,729,031
Furniture and fixtures	83,166	79,358
Vehicles	5,649	5,649
Leasehold improvements	22,443	48,843
Tooling	962,713	727,977
Property held under capital leases	52,143	70,061
Construction in progress	118,571	252,788
Total	1,244,685	2,913,707
Less accumulated depreciation	326,260	1,318,810
Net property and equipment	918,425	1,594,897
OTHER ASSETS		
Deposits	37,012	44,083
Loan acquisition costs, less amortization of $7,337 and $9,971	9,316	17,783
Patents, less amortization of $7,520 and $6.519	49,032	48,212
Total other assets	95,360	110,078
Total assets	$ 3,271,772	$ 3,639,648
LIABILITIES		
CURRENT LIABILITIES		
Notes payable	$ 700,644	$ 623,938
Current maturities of long-term debt	—	153,981
Current portion of capital lease obligations	14,474	11,131
Accounts payable—trade	531,349	775,357
Accrued expenses	206,813	155,428
Total current liabilities	1,453,280	1,719,835
LONG-TERM DEBT		
Long-term debt—less current portion above	200,000	690,893
Capital lease obligations—less current portion above	25,497	34,258
Total long-term debt	225,497	725,151
Total liabilities	1,678,777	2,444,986
STOCKHOLDERS' EQUITY		
COMMON STOCK, no par value; authorized 50,000,000 shares, issued and outstanding 10,544,687 and 10,294,687 shares	2,115,460	1,902,960
PREFERRED STOCK—no par value; authorized 5,000,000 shares, issued and outstanding 100,000 shares . .	913,150	913,150
PAID-IN CAPITAL	65,710	107,240
ACCUMULATED DEFICIT	(1,501,325)	(1,728,688)
Total stockholders' equity	1,592,995	1,194,662
Total liabilities and stockholders' equity	$ 3,271,772	$ 3,639,648

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,	
	2000	1999
	(Unaudited)	
Net revenue	$ 1,424,677	$ 813,638
Cost of goods sold	1,025,002	533,259
Gross profit on sales	399,675	280,379
Selling, general and administrative expenses	282,831	181,855
Income from operations	116,844	98,524
Interest and other income	814	20,007
Interest expense	(23,316)	(14,456)
Income from continuing operations	94,342	104,075
Loss from operations of discontinued subsidiary	(58,535)	(73,733)
Gain on sale of discontinued subsidiary	191,556	—
Net income	227,363	30,342
Preferred Stock dividends	(41,530)	—
Net income applicable to Common Stock	$ 185,833	$ 30,342
Basic Income (Loss) Per Common Share:		
Income from continuing operations	$ 0.01	$ 0.01
Loss from operations of discontinued subsidiary	(0.01)	(0.01)
Gain on sale of discontinued subsidiary	0.02	—
Net income	$ 0.02	$ —
Weighted average number of common shares outstanding	10,341,940	10,226,463

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THREE MONTHS ENDED MARCH 31, 2000

	Preferred Stock		Common Stock		Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
			(Unaudited)				
Balance at December 31, 1999	100,000	$913,150	10,294,687	$1,902,960	$107,240	$(1,728,688)	$1,194,662
Common Stock issued in exchange for cancellation of debt . . .			100,000	100,000			100,000
Common Stock issued for cash			150,000	112,500			112,500
Preferred Stock dividends					(41,530)		(41,530)
Net income						227,363	227,363
Balance at March 31, 2000	100,000	$913,150	10,544,687	$2,115,460	$ 65,710	$(1,501,325)	$1,592,995

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,	
	2000	1999
	(Unaudited)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Income from continuing operations	$ 94,342	$ 104,075
Loss from discontinued operations	(58,535)	(73,733)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	84,874	73,718
Amortization expense	3,301	16,215
(Increase) decrease in assets:		
Accounts receivable	(300,034)	39,666
Deposits	7,071	(4,668)
Inventories	(465,050)	(211,242)
Patent costs	(1,822)	(7,203)
Prepaid expenses	(58,017)	32,630
Increase (decrease) in liabilities:		
Accounts payable	207,701	(110,411)
Accrued expenses	24,220	15,138
Net cash used in operating activities	(461,949)	(125,815)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	(104,326)	(24,400)
Gain on sale of discontinued subsidiary	25,000	—
Net cash used in investing activities	(79,326)	(24,400)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term debt	(42,175)	(37,486)
Issuance of notes payable to shareholders	—	160,000
Issuance of notes payable	483,275	84,978
Principal payments under capital lease obligations	(2,970)	(2,911)
Issuance of Common Stock	112,500	—
Net cash provided by financing activities	550,630	204,581
Net increase in cash	9,355	54,366
CASH AT BEGINNING OF PERIOD	108,324	103,429
CASH AT END OF PERIOD	$ 117,679	$ 157,795
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 42,142	$ 38,919
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS		
Notes payable converted into Common Stock	$ 100,000	$ —
Dividends accrued on Preferred Stock	$ 41,530	$ —

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000
(Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended December 31, 1999 included in the Company's annual report on Form 10-KSB.

INVENTORIES

Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at March 31, 2000 and December 31, 1999 consist of:

	2000	1999
Finished goods	$1,238,586	$ 875,278
Raw materials		119,868
Production supplies		24,470
Total	$1,238,586	$1,019,616

All inventories are pledged as collateral for bank and small business administration loans

REVENUE RECOGNITION

With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

For the three months ended March 31, 2000, 67.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $628,339 and $334,202, which represents 44.0% and 23.4% of total revenue, respectively.

For the three months ended March 31, 1999, 46.0% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $280,261 and $96,857, which represents 34.2% and 11.8% of total revenue, respectively.

NET INCOME PER COMMON SHARE

Basic net loss per Common Share is based on the net loss attributable to common stockholders for the year, divided by the weighted average number of common shares outstanding during the year. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 660,000 stock options, 2,169,206 warrants and 1,000,000 shares underlying the Preferred Stock.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' (''FAS 133''). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three Months ended March 31, 2000 Compared to Three Months ended March 31, 1999

Net revenue from continuing operations for 2000 was approximately $1,425,000 consisting of sales of proprietary products for the retail pet business as compared to net revenue from continuing operations for 1999 of approximately $814,000 for sales of the same proprietary products. This increase of $611,000 was mainly the result of a new dog feeder which was being marketed for the first time in 2000.

Cost of goods sold was approximately $1,025,000 for 2000 compared to approximately $533,000 for the prior year, representing an increase of approximately $492,000 or 92.2% when net revenues increased by approximately $611,000 or 75.1%. The larger percentage increase in cost of goods sold was mainly due to lower gross margins realized when introducing new product, higher freight costs incurred when shipping to individual locations of a pet store chain, increased depreciation on the molds and tooling acquired to make new products and increased rent for additional warehouse space.

As a result of the above increases in net revenue of $611,000 and in cost of goods sold of $492,000, the Company's gross margin increased by approximately $119,000 to a profit of $400,000 for 2000 compared to a profit of $281,000 for 1999. The increase in net revenue more than offset the higher costs incurred for new product, freight, depreciation and rent.

Selling, general and administrative expenses increased by approximately $101,000 to approximately $283,000 for 2000, as compared to approximately $182,000 for 1999. This increase was primarily the result of increases in the accrual for professional fees for accountants of $13,000, in marketing promotions for products of $17,000, in commissions paid to sales representatives of $16,000 due to increased sales, in the accrual for annual customer rebates of $13,000 due to a new program started in 2000, in salaries and wages of $13,000 for the increase in the sales and marketing staff, and the accrual for the employee profit sharing of $18,000 for the new incentive started in 2000.

Interest and other income decreased by approximately $19,000 to approximately $1,000 for 2000, as compared to $20,000 for 1999 as a result of the decrease in other income related to sub-contracted manufacturing operations for one of the dog toy products in 2000.

Interest expense increased by approximately $9,000 to approximately $23,000 for 2000 from approximately $14,000 in 1999. This increase was mainly due to the higher prime rate of interest charged for borrowings under the bank line of credit and the issuance of notes payable to shareholders that were outstanding in 2000 and not in 1999.

The loss from operations of the discontinued subsidiary decreased to approximately $59,000 in 2000 from approximately $74,000 in 1999 or by $15,000. The decreased loss was due to several factors, while net revenue from outside customers decreased by approximately $23,000, the cost of goods sold decreased by approximately $50,000 resulting in an increase in gross profit on sales of $27,000, selling, general and administrative expenses decreased by approximately $7,000, which were somewhat offset by an increase in net interest and other income of approximately $19,000.

The Company sold the operations of the discontinued subsidiary as of March 31, 2000 with the buyer purchasing assets of approximately $1,211,000 and assuming liabilities of approximately $1,378,000. The sale resulted in a gain of approximately $192,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its continuing operations principally from bank debt and the proceeds from equity financing. As of March 31, 2000, after the sale of the operations of the discontinued subsidiary, the Company had approximately $901,000 in principal amount of indebtedness (excluding $40,000 borrowed under capital lease obligations), consisting of (I) approximately $701,000 principal balance under the line of credit agreement with a bank, which bears interest at the prime rate plus 2% and (ii) approximately $200,000 outstanding principal amount under a note payable to a director, which bears interest at 10% and is due on August 31, 2001. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain customary covenants and default provisions.

Net cash used in operating activities for the three months ended March 31, 2000 was $461,949. Of this amount, net income for the quarter provided cash of $124,882 net of non-cash charges for depreciation and amortization and cash was used for the net change of $586,831 in our operating assets and liabilities, consisting primarily of increases in accounts receivable and inventories which were partially offset by an increase in accounts payable.

Net cash used in investing activities for the quarter was $79,326 with the acquisition of property and equipment using $104,326 and the sale of the discontinued subsidiary providing $25,000.

Net cash provided by financing activities for the quarter was $550,630 with the net borrowings under the bank line of credit providing $483,275 and the sale of Common Stock upon the exercise of a warrant providing $112,500. Cash was used for the principal payments on long-term debt and capital lease obligations in the amount of $45,145.

OURPET'S COMPANY AND SUBSIDIARIES

FAIRPORT HARBOR, OHIO

FINANCIAL STATEMENTS
DECEMBER 31, 1999

OURPET'S COMPANY AND SUBSIDIARIES

FINANCIAL STATEMENTS

Report of Independent Auditors

To the Stockholders and Board of Directors
OurPet's Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of OurPet's Company and Subsidiaries, a Colorado corporation, as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not observe the physical inventory (restated at $ 406,620) taken as of December 31, 1997, since that date was prior to our initial engagement as auditors for the Company, and the Company's records do not permit adequate retroactive tests of those inventory quantities. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998.

In our opinion, the accompanying balance sheets present fairly, in all material respects, the consolidated financial position of OurPet's Company and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.


S. R. Snodgrass, A.C.
Certified Public Accountants


Mentor, Ohio
February 17, 2000, except for the
footnote for subsequent event as
to which the date is March 31, 2000

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	1999	1998
		(As Restated)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 108,324	$ 103,429
Accounts receivable—trade, less allowance for doubtful accounts of $ 30,768 and $ 45,394	771,885	649,883
Inventories	1,019,616	731,111
Prepaid expenses	34,848	65,191
Total current assets	1,934,673	1,549,614
PROPERTY AND EQUIPMENT		
Machinery and equipment	1,729,031	1,728,109
Furniture and fixtures	79,358	62,509
Vehicles	5,649	5,649
Leasehold improvements	48,843	47,693
Tooling	727,977	491,884
Property held under capital leases	70,061	67,984
Construction in progress	252,788	36,088
Total	2,913,707	2,439,916
Less accumulated depreciation	1,318,810	1,033,423
Net property and equipment	1,594,897	1,406,493
OTHER ASSETS		
Deposits	44,083	24,356
Loan acquisition costs, less amortization of $9,971 and $771	17,783	26,983
Organization costs, less amortization of $35,286 and $27,028	—	8,258
Patents, less amortization of $6,519 and $3,955	48,212	44,370
Total other assets	110,078	103,967
Total assets	$ 3,639,648	$ 3,060,074

LIABILITIES

CURRENT LIABILITIES		
Notes payable	$ 623,938	$ 498,787
Current maturities of long-term debt	153,981	150,949
Current portion of capital lease obligations	11,131	12,207
Accounts payable—trade	775,357	666,877
Accrued expenses	155,428	282,460
Total current liabilities	1,719,835	1,611,280
LONG-TERM DEBT		
Long-term debt—less current portion above	690,893	644,874
Notes payable to related parties	—	200,000
Capital lease obligations—less current portion above	34,258	30,864
Total long-term debt	725,151	875,738
Total liabilities	2,444,986	2,487,018

STOCKHOLDERS' EQUITY

COMMON STOCK		
No par value; authorized 50,000,000 shares, issued and outstanding 10,294,687 and 10,226,463 shares	1,902,960	1,851,791
PREFERRED STOCK		
No par value; authorized 5,000,000 shares, issued and outstanding 100,000 shares	913,150	—
PAID-IN CAPITAL	107,240	107,240
ACCUMULATED DEFICIT	(1,728,688)	(1,385,975)
Total stockholders' equity	1,194,662	573,056
Total liabilities and stockholders' equity	$ 3,639,648	$ 3,060,074

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	1999	1998
		(As Restated)
NET REVENUE	$ 3,063,144	$2,777,109
COST OF GOODS SOLD	2,425,203	2,130,793
Gross profit on sales.	637,941	646,316
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	978,950	732,873
Loss from operations	(341,009)	(86,557)
OTHER INCOME (EXPENSE)		
Interest and other income	41,459	56,786
Interest expense	(74,357)	(43,851)
Total other income (expense)	(32,898)	12,935
LOSS FROM CONTINUING OPERATIONS	(373,907)	(73,622)
LOSS FROM OPERATIONS OF DISCONTINUED SUBSIDIARY	(359,473)	(81,007)
Loss before extraordinary item	(733,380)	(154,629)
EXTRAORDINARY ITEM—GAIN ON EXTINGUISHMENT OF DEBT	390,667	—
Net loss	$ (342,713)	$ (154,629)
BASIC LOSS PER COMMON SHARE:		
Loss from continuing operations	$ (0.04)	$ (0.01)
Loss from operations of discontinued subsidiary	(0.03)	(0.01)
Loss before extraordinary item	(0.07)	(0.02)
Extraordinary item	0.04	—
Net loss	$ (0.03)	$ (0.02)
Weighted average number of common shares outstanding	10,263,659	9,104,353

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998

	Preferred Stock		Common Stock				Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 1, 1998, as previously reported	—	$ —	1,001,363	$ 884,351	$107,240	$(1,129,685)	$ (138,094)
Prior period adjustments	—	—	—	—	—	(101,661)	(101,661)
Balance at January 1, 1998 as restated	—	—	1,001,363	884,351	107,240	(1,231,346)	(239,755)
Additional shares issued in reverse takeover ...	—	—	7,634,492	—	—	—	—
Common Stock issued in private placement, net of issuance costs	—	—	1,006,002	646,219	—	—	646,219
Common Stock issued in exchange for cancellation of debt and accrued interest ..	—	—	373,076	230,603	—	—	230,603
Common Stock issued for cash	—	—	211,530	90,618	—	—	90,618
Net loss	—	—	—	—	—	(154,629)	(154,629)
Balance at December 31, 1998	—	—	10,226,463	1,851,791	107,240	(1,385,975)	573,056
Preferred Stock issued in private placement, net of issuance costs	100,000	913,150	—	—	—	—	913,150
Common Stock issued in payment for services ..	—	—	68,224	51,169	—	—	51,169
Net loss	—	—	—	—	—	(342,713)	(342,713)
Balance at December 31, 1999	100,000	$913,150	10,294,687	$1,902,960	$107,240	$(1,728,688)	$1,194,662

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	1999	1998
		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss from continuing operations	$(373,907)	$ (73,622)
Loss from discontinued operations	(359,473)	(81,007)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	311,822	266,224
Amortization expense	31,120	24,958
Common Stock issued for services	51,169	—
Extraordinary item	390,667	—
(Increase) decrease in assets:		
Accounts receivable	(122,002)	(139,255)
Deposits	(19,727)	(22,567)
Inventories	(288,505)	(356,145)
Loan acquisition costs	—	(27,754)
Patent costs	(17,504)	(19,336)
Prepaid expenses	30,343	19,409
Increase (decrease) in liabilities:		
Accounts payable	108,480	(85,570)
Accrued expenses	(127,032)	47,226
Net cash used in operating activities	(384,549)	(447,439)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	(483,149)	(268,360)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of long-term debt	—	525,000
Principal payments on long-term debt	(150,949)	(708,636)
Issuance of notes payable to shareholders	360,000	185,000
Payment and cancellation of notes payable to shareholders	(225,000)	(29,125)
Issuance of notes payable	25,151	482,670
Payment of notes payable	—	(480,002)
Principal payments under capital lease obligations	(14,759)	(10,633)
Issuance of Common Stock, net of offering costs	—	736,837
Issuance of Preferred Stock, net of offering costs	878,150	—
Net cash provided by financing activities	872,593	701,111
Net increase (decrease) in cash	4,895	(14,688)
CASH AT BEGINNING OF YEAR	103,429	118,117
CASH AT END OF YEAR	$ 108,324	$ 103,429
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 184,010	$ 146,976
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS		
Purchase of equipment through capital lease agreements	$ 17,077	$ 18,443
Notes payable converted into Preferred Stock	$ 35,000	$ —
Long-term debt and accrued interest converted into Common Stock	$ —	$ 230,603

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations—OurPet's Company's (the ''Company'') management originally founded Napro, Inc. (''Napro''), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. On April 30, 1993 Napro acquired the assets of a small blow molding business, Gorman Plastics, which has been accounted for as a purchase. In February 1996 Napro placed these assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company (''Sanar''). Also in February 1996 Napro formed another wholly owned Ohio subsidiary, Virtu Company (''Virtu'') to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. Sanar manufactures custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Virtu develops and markets products for improving the health, safety, comfort and enjoyment of dogs, cats, birds and other small pets.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and both of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Policy of Cash Equivalents—For purposes of the financial statements, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventory—Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at December 31, 1999 and December 31, 1998 consist of:

	1999	1998
Finished goods	$ 875,278	$562,917
Raw materials	119,868	146,896
Production supplies	24,470	21,298
Total	$1,019,616	$731,111

All inventories are pledged as collateral for bank and small business administration loans.

Property and Equipment—Property and equipment are reported at cost. Depreciation is provided by using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 39 years. All property and equipment is pledged as collateral for bank and small business administration loans. Total depreciation for the years ended December 31, 1999 and 1998 was $ 311,822 and $ 266,224, respectively.

Loan Acquisition Costs—Loan acquisition costs are being amortized on the straight-line method over the term of the respective loans.

Organization Costs—Organization costs are being amortized on the straight-line method over 5 years.

Patents—Virtu has filed for patents for its proprietary products. The costs incurred have been capitalized and are being amortized over 15 years. All patents are pledged as collateral for bank loans

Revenue Recognition—With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

For the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $ 803,820.

For the year ended December 31, 1998, 43.2% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $ 910,274 and $ 295,016, which represents 32.6% and 10.6% of total revenue, respectively.

Research and Development Costs—Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged for the years ended December 31, 1999 and 1998 was $ 52,385 and $ 47,328, respectively.

Advertising Costs—Advertising costs are charged to operations when the advertising first takes place. Advertising expense for the years ended December 31, 1999 and 1998 was $ 90,182 and $ 143,102, respectively.

Net Loss Per Common Share—Basic net loss per Common Share is based on the net loss attributable to common stockholders for the year, divided by the weighted average number of common shares outstanding during the year. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 600,000 stock options, 2,379,206 warrants and 1,000,000 shares underlying the Preferred Stock.

Fair Value of Financial Instruments—Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1999. The respective carrying value of certain on balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the debt.

Recent Accounting Pronouncements—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' (''FAS 133''). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes—The Company has available net operating loss carryforwards. Following is a list of losses by year with expiration dates:

OURPET'S COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loss Year	Loss	Expires
1995	$374,001	2010
1996	259,811	2011
1997	464,680	2012
1998	150,362	2018
1999	438,085	2019

NOTES PAYABLE AND LONG-TERM DEBT

	1999	1998
Note payable—Bank, open $ 1,000,000 line of credit with interest at prime plus 2% (10.5% at December 31, 1999 and 9.75% at December 31, 1998). The note is secured by accounts receivable, equipment, inventory, trademark, patents and the personal guarantee of a stockholder	$ 244,969	$ 323,515
Note payable—Bank, open $ 500,000 line of credit with interest at prime plus 2% (10.5% at December 31, 1999 and 9.75% at December 31, 1998). The note is secured by inventory, equipment, receivables, trademarks, patents and the personal guarantee of a stockholder	278,969	175,272
Note payable—Small Business Administration $ 270,000 in 1993, due in monthly installments of $ 3,121 beginning January 1, 2000 and $2,987 beginning September 1, 2002 through October 1, 2003 including interest at 5.244%. This note is secured by accounts receivable, inventory, property and equipment, and the personal guarantee of certain stockholders	122,608	151,858
Note payable—Small Business Administration, bridge note increased to $ 175,000 in 1995, due in monthly installments of $ 2,180 beginning January 1, 2000 and $2,089 beginning September 1, 2002 through May 1, 2005 including interest at 6.999%. This note is secured by various equipment purchases, and the personal guarantee of certain stockholders	111,016	127,715
Note payable—Bank, $ 525,000 in 1998 due in 35 monthly payments of $ 8,750 through October 1, 2001 and a final payment of $ 218,750 on November 1, 2001, plus interest at prime plus 2.25% (10.75% at December 31, 1999 and 10% at December 31, 1998). This note is secured by a blanket lien on all assets and the personal guarantee of a stockholder	411,250	516,250
Note payable—director, due on August 31, 2001, interest at 10% payable at maturity. This note is subordinated to the bank loans	200,000	—
Note payable—director, due on August 1, 2000, interest at 10% payable at maturity. This note is subordinated to the bank loans	100,000	—
Note payable—shareholder, $ 150,000 due on demand. Interest is payable quarterly at 7%. This note is subordinated to the bank loans	—	150,000
Note payable—shareholder, $ 50,000 due on demand. Interest is payable quarterly at prime plus 1.5% (9.25% at December 31, 1998). The note is subordinated to the bank loans	—	50,000
	1,468,812	1,494,610
Less current portion of long-term debt	777,919	649,736
	$ 690,893	$ 844,874

Future maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2000	$ 777,919
2001	558,387
2002	54,395
2003	47,078
2004	22,999
Thereafter	8,034
	$1,468,812

The bank and small business administration loan agreements contain various restrictive and customary covenants and default provisions under which the Company must obtain permission from its lenders to (i) purchase or retire any of its capital stock; (ii) pay dividends in cash on any of its capital stock in excess of 100% of its cash flow (defined as net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles); (iii) exceed $ 200,000 annually for capital expenditures; and (iv) pay officers and directors annual aggregate compensation in excess of $ 250,000. In addition, the Company must follow certain other requirements as to maintaining a minimum cash flow ratio and an adjusted tangible net worth.

On March 1, 1999, the Company borrowed $ 60,000 from three stockholders of the Company for working capital purposes at an annual interest rate of 10%. The notes and accrued interest were paid on September 1, 1999 with $ 25,000 in principal being paid in cash and $ 35,000 in principal being converted into Convertible Preferred Stock. Also on June 30, 1999, the Company borrowed $ 20,000 from an officer and significant stockholder of the Company for working capital purposes at an annual interest rate of 9% which was paid with accrued interest on November 3, 1999 in cash.

On February 1, 1999, The Company borrowed $ 100,000 from a director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 1, 2000. In addition, the lender received 50,000 warrants for the purchase of Common Stock at $ 0.75 per share.

On September 1, 1999, the Company borrowed $ 200,000 from the same director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 31, 2001. In addition, the lender received 100,000 warrants for the purchase of Common Stock at $ 1.00 per share.

RELATED PARTY TRANSACTIONS

The Company leases production, warehouse and office facilities from a related entity, Senk Properties. Current monthly rentals are $ 10,940 with annual increases of approximately 3% plus real estate taxes. The term of the lease was for five years ending on May 31, 1998 and it has been extended for an additional term of twenty-five years, in five-year increments. Lease expense for the years ended December 31, 1999 and 1998 was $ 138,795 and $ 134,464, respectively.

The Company owes Senk Properties for past due rent in the amount of $ 26,869 at December 31, 1999.

MERGER

On July 16, 1998, Manticus, Inc. (''Manticus'') obtained all of the outstanding shares of OurPet's Company in exchange for 8,000,000 shares of common stock of Manticus in a transaction accounted for as a pooling of interests. After the transaction, the holders of the former OurPet's shares owned approximately 89% of the shares of Manticus, resulting in a reverse takeover. On October 12, 1998, Manticus changed its name to OurPet's Company. After the merger, management of the former OurPet's Company continued to manage the new OurPet's Company.

EXTRAORDINARY ITEM

During 1999, the Company recorded a gain on the extinguishment of debt as a result of an officer and a stockholder canceling $ 232,607 in debt and accrued interest owed to them and a related party canceling $ 158,060 in accrued rentals owed to it. These transactions resulted in an extraordinary gain of $ 390,667 or $ 0.04 per share.

CAPITAL STOCK

From April through October 1998, the Company sold in a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire in October, 2000, to purchase 1,226,298 shares of Common Stock at an exercise price of $ 1.50 per share. The Company accepted $ 754,502 in cash and cancellation of debt and accrued interest in the amount of $ 165,221 as consideration for the sale of the Common Stock and warrants. Of the debt converted, $ 133,963 was from two significant directors and/or stockholders of the Company who converted all of the debt and accrued interest owed to them. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on October 31, 2000, to purchase 113,208 shares of Common Stock at an exercise price of $ 0.825 per share.

Also in 1998, prior to the Private Placement, Napro sold 364,310 shares of its common stock for which it accepted $ 90,618 in cash and cancellation of debt and accrued expenses in the amount of $ 65,382 as consideration for the sale. Of the consideration received, $ 52,800 in debt and accrued expenses was from a significant director, officer and stockholder of Napro.

From July through November 1999, the Company sold in a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock. Each share of the Preferred is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $ 10 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $ 4.00 or above for a period of ten consecutive business days. The holders of the Preferred are entitled to a 10% stock dividend paid annually in common shares beginning twelve months from the final close of the Private Placement. Under certain conditions, each Preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend. The Company accepted $ 965,000 in cash and cancellation of debt owed to two stockholders of the Company in the amount of $ 35,000 as consideration for the sale of the Preferred. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $ 1.10 per share.

WARRANTS

At December 31, 1999, the Company had the following Common Stock purchase warrants outstanding, all of which were exercisable:

	Number of Shares	Exercise Price	Expiration Date
1998 Private Placement:			
Subscribers	1,226,298	$ 1.500	October 31, 2000
Brokers or dealers	113,208	0.825	October 31, 2000
Lenders' financing	277,500	0.750	October 31, 2000
Others	35,000	0.500	October 31, 2000
1999 Private Placement to brokers or dealers	77,200	1.100	October 31, 2004
1999 Notes payable to Director	150,000	0.750 & 1.000	July 31, 2001 and August 31, 2001
1999 Issuance to related parties	500,000	1.000	December 14, 2004
Total	2,379,206		

STOCK OPTIONS

On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan subject to shareholder approval. This Plan replaced the prior plan and provided that the options previously granted to key employees would be exchanged for options with substantially similar terms. Stock options may be granted at the discretion of the Board of Directors for which the Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan. The options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire of the fifth anniversary of the date of grant. The Company grants stock options at exercise prices equal to or greater than the fair market value of the Company's Common Stock on the date of grant.

The following table summarizes the activity in options under the Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 1998	140,000	$.75
Granted	450,000	.75
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 1998	590,000	.75
Granted	170,000	.84
Exercised	—	—
Forfeited	160,000	.75
Outstanding at December 31, 1999	600,000	.78

The following table summarizes options outstanding at December 31, 1999:

Range	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$0.75-$1.00	600,000	$0.80	4.9 years

There were no options exercisable at December 31, 1999.

CAPITAL LEASES

The Company is the lessee of equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized on a straight-line basis over their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense in 1999 and 1998 was $ 11,554 and $ 11,300, respectively.

A summary of property held under capital leases, included in property, plant and equipment, is as follows:

	1999	1998
Office equipment	$ 17,077	$ 15,000
Production equipment	36,361	36,361
Vehicle	16,623	16,623
	70,061	67,984
Less: accumulated amortization	(25,910)	(27,358)
Total	$ 44,151	$ 40,626

Minimum future lease payments under operating leases, together with the present value of the net minimum lease payments for capitalized leases as of December 31, 1999 are as follows:

	Capitalized Leases	Operating Leases
2000	$15,198	$208,490
2001	15,510	146,579
2002	7,944	150,519
2003	12,276	63,354
2004	4,114	—
Total minimum lease payments	55,042	$568,942
Less: Amount representing interest	(9,653)	
Present value of net minimum lease payments	$45,389	

Interest rates on capitalized leases vary from 9.1% to 16% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

Total rent expense of the Company for the years ended December 31, 1999 and 1998 was $ 224,736 and $ 192,046, respectively

PRIOR PERIOD ADJUSTMENTS

The accumulated deficit at the beginning of 1998 has been adjusted to correct for the following errors made in a prior year, which had no effect on the net loss for 1998:

Overstatement of inventory at December 31, 1997	$ (76,870)
Elimination of intercompany inventory profit at December 31, 1997	(31,654)
Correct prior year's depreciation	8,640
Record capital leases from prior years	(1,777)
Total	$(101,661)

PRIOR PERIOD ADJUSTMENT (CONTINUED)

The accompanying consolidated financial statements for 1998 have been restated to correct an error in recording the elimination of intercompany inventory profit made at December 31, 1998. The effect of the restatement was to increase the loss from continuing operations, loss before extraordinary item, and net loss for 1998 by $ 77,074 ($ 0.01 per share).

LITIGATION

In November 1999, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a direct competitor. The Company alleged in its complaint, among other things, conversion of trade secrets and fraud, and seeks damages in excess of $ 1,050,000. The competitor has served an answer alleging affirmative defenses and counterclaims against the Company for unfair competition and deceptive trade practices. The competitor seeks to recover lost profits and statutory damages and for injunctions prohibiting the Company from continuing to market and sell their product.

In addition to the above matter and in the normal course of conducting its business, the Company may become involved in various other litigations. The Company is not a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines against it that would have a material adverse affect on the Company's financial position, liquidity or results of operations.

SUBSEQUENT EVENT

On December 4, 1999, the Company adopted a formal plan to sell the business of its subsidiary, Sanar Manufacturing Company ("Sanar"). As of March 31, 2000, the Company sold the assets of Sanar. The assets sold consisted primarily of accounts receivable, inventories, property and equipment and the assumption of notes payable, long-term debt, and accounts payable. The closing has been escrowed pending the purchaser's refinancing of the long-term debt. The selling price was $100,000 in the form of cash and notes.

Operating results of the business of Sanar for the years ended December 31, 1999 and 1998 are shown separately in the accompanying consolidated statements of operations.

Net revenue of the business of Sanar for the years ended December 31, 1999 and 1998 were $ 2,254,880 and $ 1,978,475 excluding intercompany transactions. These amounts are not included in net revenue in the accompanying consolidated statements of operations.

Assets and liabilities of the business of Sanar that were sold consisted of the following at their face amounts at December 31:

	1999	1998
Accounts receivable	$ 239,279	$ 214,383
Inventories	222,590	220,237
Property and equipment	763,403	945,144
Total assets	$1,225,272	$1,379,764
Notes payable	$ 278,970	$ 175,272
Accounts payable	434,987	419,902
Long-term debt	648,479	809,578
Total liabilities	$1,362,436	$1,404,752

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2000   OURPET'S COMPANY

By: /s/   STEVEN TSENGAS
        Steven Tsengas
        *Chairman, President and Chief
        Executive Officer*

PART III

Item 1. *Index to Exhibits.*

    (2) Charter and Bylaws
    (3) Instruments defining the rights of security holders
    (5) Voting Trust Agreement—Not Applicable
    (6) Material Contracts
    (7) Material Foreign Patents—Not Applicable
    (12) Additional Exhibits
    (27) Financial Data Schedules

Item 2. *Description of Exhibits.*

2.1   Articles of Incorporation of Manticus, Inc., dated May 23, 1996.

2.1.1 Articles of Amendment to the Articles of Incorporation of Manticus, Inc., changing the name of the corporation to ''OurPets Company'', effective September 1, 1998.

2.1.2 Articles of Amendment to the Articles of Incorporation of Manticus, Inc., nka OurPet's Company, reflecting changes to the corporation's capital structure, adopted July 20, 1999.

2.2   Bylaws of Manticus, Inc.

3.1   Common Stock Certificate.

3.2   Preferred Stock Certificate.

3.3   Promissory Note dated September 1, 1999 for $200,000, made by the Company to Joseph T. Aveni.

6.1   Asset Purchase Agreement, dated March 31, 2000, between Akon Plastic Enterprises, Inc. and Sanar Manufacturing Company, a wholly-owned subsidiary of OurPets Company.

6.2   Indemnity Agreement, dated March 31, 2000, between Indemniters, Akon Plastic Enterprises, Inc. and David Harman, and Indemnitees, OurPet's Company, Steven Tsengas, Evangelia Tsengas, Nicholas Tsengas, and Konstantine Tsengas.

6.3   Noncompetition Agreement, dated March 31, 2000, between Akon Plastic Enterprises, Inc. and OurPet's Company and Dr. Steven Tsengas.

6.4   Lease Agreement dated March 17, 1993, with Addendums, between Senk Properties and GPI Division, NAPRO, Inc.

6.5   Letter dated February 14, 1998, to Anthony O'Rourke from Konstantine (''Dean'') Tsengas and Steve Tsengas regarding sales commission, sales consulting and Board participation.

6.6   Letter from Company to Greg Johnson dated October 12, 1999 regarding consulting services.

6.7   Lease Agreement dated June 24, 1999 between W.E.B. Developers, Inc. and the Company.

6.8   1999 Stock Option Plan.

6.9   Standard Option Agreement.

6.10   Standard Common Stock Purchase Warrant.